UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Infinity Energy Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45663L403

(CUSIP Number)

Thomas J. Press

Amegy Bank National Association

4400 Post Oak Parkway

Houston, Texas 77027

713-232-1761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45663L403	13D	Page 1 of 6

1	NAMES OF REPORTING PERSONS Amegy Bank National Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,591,250 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,591,250 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,591,250 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

(1)	The aggregate amount of Common Stock held by the Reporting Person has not changed since the Reporting Person filed that certain Amendment No. 1 to Schedule 13D with the SEC on December 31, 2013.
(2)	The aggregate amount of Common Stock held by the Reporting Person has not changed since the Reporting Person filed that certain Amendment No. 1 to Schedule 13D with the SEC on December 31, 2013. However, based upon 26,866,938 shares of Common Stock outstanding as of May 15, 2015 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 15, 2015, the percentage of Common Stock held by the Reporting Person decreased from 22.3% to 20.8%.

CUSIP No. 45663L403	13D	Page 2 of 6

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed to amend the Schedule 13D filed by the Reporting Person (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 22, 2013, as amended by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on December 31, 2013 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Infinity Energy Resources, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

Schedule 1 is amended and restated in the form attached to this Amendment No. 2 as Schedule 1.

Item 5. Interest in Securities of the Issuer

Item 5(a) is amended and restated in its entirety to read as follows:

(a) As of the date of the filing of this Schedule 13D, the Reporting Person is the beneficial owner of 5,591,250 shares of Common Stock, which in the aggregate represents approximately 20.8% of the outstanding shares of Common Stock. This percentage amount is calculated based upon 26,866,938 shares of Common Stock outstanding as of May 15, 2015 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with SEC on May 15, 2015.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, the Reporting Person does not own beneficially, or have any right to acquire, directly or indirectly, any shares of Common Stock.

CUSIP No. 45663L403	13D	Page 3 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2015

AMEGY BANK NATIONAL ASSOCIATION

By:	/s/ Thomas J. Press
Thomas J. Press,
Executive Vice President & General Counsel

CUSIP No. 45663L403	13D	Page 4 of 6

Schedule 1

EXECUTIVE OFFICERS, DIRECTORS, AND CONTROLLING PERSONS

OF

AMEGY BANK NATIONAL ASSOCIATION

The name and present principal address of each executive officer and director of Amegy Bank National Association, each person controlling Amegy Bank National Association, and each executive officer and director of any corporation or other person ultimately in control of Amegy Bank National Association are set forth below. Unless otherwise noted, the business address for each person listed below as an officer or director of Amegy Bank National Association is c/o Amegy Corporation, 4400 Post Oak Parkway, Houston, Texas 77027, and the business address for each person listed below as an officer or director of Zions Bancorporation is c/o Zions Bancorporation, One South Main Street, 15th Floor, Salt Lake City, Utah 84133-1109. All executive officers, directors, and controlling persons listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Amegy Bank National Association

Directors

Harris H. Simmons	President and Chief Executive Officer Zions Bancorporation

Scott J. McLean	Chairman Amegy Bank N.A.

Steven D. Stephens	President and Chief Executive Officer Amegy Bank N.A.

Walter E. Johnson	Senior Chairman Amegy Bank N.A.

Randall E. Meyer	Executive Vice President and Chief Financial Officer Amegy Bank N.A.

J. David Heaney	Chairman Heaney Rosenthal, Inc.

Kirbyjon H. Caldwell	Pastor Windsor Village United Methodist Church

Fred R. Lummis	Chairman Platform Partners, LLC

Christopher J. Pappas	Chairman Pappas Restaurants, Inc.

Officers

Scott J. McLean	Chairman

Steven D. Stephens	President and Chief Executive Officer Amegy Bank N.A.

Walter E. Johnson	Senior Chairman

Lane Ward	Vice-Chairman

David McGee	President and Chief Executive Officer – San Antonio Region

Kirk Wiginton	President and Chief Executive Officer – Dallas Region

Laif Afseth	Executive Vice President, Executive Director, Corporate C&I Lending

Joseph Argue, III	Executive Vice President, Chief Lending Officer

Randall E. Meyer	Executive Vice President, Chief Financial Officer

Mary Murray	Executive Vice President, Executor Director of Corporate Services

Alicia Blaszak	Executive Vice President, Human Resources Director

Deborah Gibson	Executive Vice President, Trust Division Manager

Mark Harris	Executive Vice President, Commercial Lending Manager

CUSIP No. 45663L403	13D	Page 5 of 6

Mike Stanberry	Executive Vice President, Chief Credit Officer

Dave Stevenson	Executive Vice President, Executive Director, Private & Community Banking

Jill Vaughan	Executive Vice President, Executive Director, Regional Commercial

Suzette W. Jones	Executive Vice President, Manager, Trusts and Investments

Barbara Vilutis	Executive Vice President, Manager, Wealth Mgmt & Stratetic Relationships

A. Stephen Kennedy	Executive Vice President, Senior Energy Lending Manager

Marylyn Manis-Hassanein	Executive Vice President, Chief Operating Officer

Thomas J. Press	Executive Vice President, General Counsel

Chuck Bowman	Executive Vice President, Retail and Business Banking Div. Mgr.

T.J. Raguso	Executive Vice President, International Banking Manager

George Marshall	Executive Vice President, Real Estate Division Manager

Zions Bancorporation

Directors

Jerry C. Atkin	Chairman and Chief Executive Officer Skywest Airlines, St. George, Utah

John Erickson	Retired, former Vice Chairman Union Bank, California

Patricia Frobes	Retired, former Senior Vice President The Irvine Company, Portland, Oregon

Suren K. Gupta	Executive Vice President of Technology and Strategic Ventures Allstate Insurance Co.

J. David Heaney	Chairman Heaney Rosenthal, Inc., Houston, Texas

Vivian S. Lee	Senior Vice President of Health Sciences at the University of Utah, Dean of the University’s School of Medicine, and CEO of University of Utah Health Care

Edward Murphy	Retired, former Executive Vice President of the Federal Reserve Bank of New York

Roger B. Porter	IBM Professor of Business and Government, Harvard University, Cambridge, Massachusetts

Stephen D. Quinn	Retired, former Managing Director and General Partner, Goldman Sachs & Co. New Canaan, Connecticut

Harris Simmons	Chairman, President and Chief Executive Officer Zions Bancorporation and Chairman of the Board of Zions First National Bank, Salt Lake City, Utah

L. E. Simmons	President SCF Partners, LP, Houston, Texas

Shelley Thomas Williams	Communications Consultant, Sun Valley, Idaho

Steven C. Wheelwright	President Brigham Young University-Hawaii, Laie, Hawaii

Officers

Harris H. Simmons	Chairman of the Board, President and Chief Executive Officer

Bruce K. Alexander	Executive Vice President, Colorado Administration

A. Scott Anderson	Executive Vice President, Utah Administration

David E. Blackford	Executive Vice President, California Administration

Paul E. Burdiss	Executive Vice President & Chief Financial Official

Joseph L. Reilly	Executive Vice President, Technology and Operations Systems

Julie Castle	Executive Vice President, Wealth Management

CUSIP No. 45663L403	13D	Page 6 of 6

Thomas E. Laursen	Executive Vice President, General Counsel

Keith D. Maio	Executive Vice President, Chief Banking Officer

Michael Morris	Executive Vice President, Chief Credit Officer

W. David Hemingway	Executive Vice President, Capital Markets & Investments

Dallas E. Haun	Executive Vice President, Nevada Administration

Dianne R. James	Executive Vice President, Human Resources

LeeAnne B. Linderman	Executive Vice President, Retail Banking

Scott J. McLean	President and Chief Operating Officer

Steven D. Stephens	President and Chief Executive Officer, Texas Administration

Stanley D. Savage	Executive Vice President, Washington Administration

Edward P. Schreiber	Executive Vice President, Chief Risk Officer

Mark R. Young	Executive Vice President & Chief Financial Officer National Bank of Arizona

Amegy Bank National Association is 100% owned by Amegy Corporation, a Texas corporation, at the address of Amegy Corporation c/o Corporation Service Company d/b/a CSC-Lawyers Inco, 211 E. 7th Street, Suite 620, Austin, Texas 78701, which is 100% owned by Zions Bancorporation, a Utah corporation, at the address of One South Main Street, 15th Floor, Salt Lake City, Utah 84133-1109.